Exhibit 12.1

ONE Gas, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

(Unaudited)	2017		2016		2015		2014		2013

Fixed charges, as defined:
Interest on long-term debt	$49,022		$47,340		$47,170		$48,380		$62,635
Interest on lease agreements	2,902		2,869		1,673		1,661		1,602
Total fixed charges	51,924		50,209		48,843		50,041		64,237
Earnings before income taxes	256,138		225,338		192,009		178,128		161,467
Earnings available for fixed charges	$308,062		$275,547		$240,852		$228,169		$225,704
Ratio of earnings to fixed charges	5.93	x	5.49	x	4.93	x	4.56	x	3.51	x